Exhibit 99.1

New Oriental Announces Filing of Annual Report on Form 20-F for Fiscal Year 2012

BEIJING, Oct. 12, 2012 — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced that it has filed its annual report on Form 20-F for the fiscal year ended May 31, 2012 (the “2012 Form 20-F”) with the Securities and Exchange Commission (the “SEC”). The annual report can be accessed on New Oriental’s investor relations website at investor.neworiental.org or the SEC’s website at www.sec.gov. New Oriental will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

Prior to the filing of the 2012 Form 20-F, New Oriental was informed by the staff of the SEC’s Division of Corporation Finance that, based on the Company’s representations made in response to the SEC’s inquiries, the staff has no objection to the Company’s consolidation of its variable interest entity, Beijing New Oriental Education & Technology (Group) Co., Ltd. (“New Oriental China”), into the Company’s consolidated financial statements, and also has no objection to the Company’s consolidation of its schools into New Oriental China or into the Company’s wholly-owned subsidiaries in China. The SEC staff has indicated that it will continue to review New Oriental’s disclosure documents, including the 2012 Form 20-F.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

Mr. Nick Beswick

Beijing Brunswick Consultancy Ltd.

Tel: +86-10-5960 8600

Email: edu@brunswickgroup.com

In the U.S.:

Ms. Patricia Graue

Brunswick Group LLC

Tel: +1-415-671-7676

Email: edu@brunswickgroup.com